FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  28 July 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Stmt re Communications System sent to the London Stock Exchange on 28 July 2004


PR0425

          MAJOR MILESTONE REACHED IN ROLLOUT OF UK'S FIRST NATIONAL
                    COMMUNICATIONS SYSTEM FOR POLICE

Released: 28 July 2004

Forty constabularies - including the first in Scotland - have now received O2 Airwave, the UK'S first national communications system for the police. Dumfries and Galloway Constabulary has just become the first in Scotland to take delivery of Airwave, and Sussex Police will this week be the 40th out of 51 forces to receive the service.

The milestone illustrates the progress of the 5-year programme by 02 Airwave, part of mm02 plc, to roll out the largest mobile communications network of its kind in Europe for public safety organisations. This will gradually allow the police to replace their outdated analogue radios with the state-of-the-art public safety technology. The GBP2.9bn government contract is due for completion in Spring 2005.

More than 60,000 police officers are now using O2 Airwave in their everyday operations, and many are reporting that they not only feel safer but have also identified and caught criminals as a direct result. A large number of forces are expanding the use of Airwave to enable their officers to access the Police National Computer and other databases direct from their handsets in a matter of seconds. Technologies, such as Automatic Vehicle Location Service, are improving response times by enabling forces to deploy officers more appropriately and helping to keep officers out on the beat instead of in the police station.

Over the next few weeks, Sussex Police will undertake a period of officer training, with the service going into operational use at the Labour Party Conference in Brighton in September, this year.

Supt Ross Hollister of Sussex Police said: "Airwave is an important initiative to us and to the police service as a whole. It will help us to communicate better across the county as well as talk to other forces if and when the need arises."

Over the next few months all eight Scottish forces will receive O2 Airwave, giving radio coverage across more than 90% of the country - a massive increase on the patchy coverage provided by the present system. Soon, for the first time ever, officers the length and breadth of Scotland will be able to talk easily to each other and with colleagues south of the border when necessary.

Chief Constable David Strang of Dumfries and Galloway described Airwave as 'a major step forward in both officer and public safety'. He said: "Airwave will make an enormous difference to us. It's cutting-edge technology which will help us be more efficient, effective and stay one step ahead of criminals."

Peter Richardson, Managing Director of O2 Airwave, said: "This is a significant milestone for Airwave. In Scotland and, indeed, in many other parts of the UK, police have had to endure patchy radio coverage and out-dated technology. This is a situation most businesses and consumers would find unacceptable, let alone the emergency services on which we rely for public safety."

O2 Airwave, replaces a patchwork of radio systems bought by individual forces. It gives many benefits, including:

- greatly improved coverage - a vital benefit across the remoter parts of the UK
- better security - the system cannot be scanned or monitored by criminals
- more flexibility - the handset is a radio and mobile phone combined. The network, which is highly resilient, also enables data transmissions
- improved safety - the handsets contain an emergency button which enables an officer to call for immediate assistance
- soon the system will enable police officers to talk seamlessly to colleagues in other forces, so an officer who is pursuing a criminal into another force area will not be hindered by poor communications.

In addition to the police, O2 Airwave is in use within two ambulance trusts, two fire services and a range of other public safety organisations, including the Highways Agency, the Ministry of Defence Police, the UK Atomic Energy Authority Constabulary, Norfolk County Council's emergency planning team and Darlington Borough Council's street warden team.

The company has been shortlisted in the procurement of national communications systems for the fire and ambulance services.

                                   - Ends -

About Airwave

02 Airwave, part of mm02 plc, is a sophisticated communications system for the emergency and other public safety ('blue light') services.

It will help make Britain safer by facilitating more effective and efficient ways of working for the emergency services, and the opportunity for more 'joined up' public safety services.

02 Airwave has been shortlisted for the major Government contracts for both fire and ambulance services. As well as Mersey Regional Ambulance Service and Hereford & Worcester Ambulance Trust it is used by Lancashire and Shropshire Fire and Rescue Services, the British Transport Police, the MOD police, the Highways Agency and a host of other public safety organisations.

Airwave is being provided to all police forces throughout England, Scotland and Wales as part of a GBP2.9bn UK Government contract. Rollout to the police is due for completion in 2005.


Key Benefits

- For the first time ever, emergency services can have radio coverage whenever and wherever they need it - even in radio 'cold spots'. O2 Airwave will enable emergency services to communicate seamlessly regardless of location for the first time ever.

- Because all Airwave communications are encrypted, they cannot be scanned or monitored by outsiders. The network is highly resilient.

- The system enables both voice and data communications and gives the emergency services wide flexibility in choosing how to communicate.



The Technology

02 Airwave uses Motorola TETRA (Terrestrial Trunked Radio) technology. TETRA is an open digital trunked radio standard defined by the European
Telecommunications Standardisation Institute (ETSI) to meet the needs of the most demanding professional mobile radio users. Motorola's level three encryption security will provide the highest level of secure TETRA communications technology commercially available today. For more information: www.motorola.com/TETRA mmo2 Contact:
Simon Gordon
Press Relations Manager
mm02 plc
simon.gordon@o2.com
t:+44 (0)7710 070698

Dumfries & Galloway Police Contact:
Sgt Bill Milven
Airwave Project Manager
t: 01387 260535

Oz Airwave Contact:
Claire Parker
Press Relations Manager
02 Airwave
claire.parker@o2.com
t:+44 (0)7712 772771

Sussex Police Contact:
Supt Ross Hollister
Airwave Project Manager
t: 0845 6070999


All mm02 Group news releases can be accessed at our web site:
www.mmo2.com or visit the 02 Airwave website at:
www.o2airwave.co.uk


                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 28 July 2004                      By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary